UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AirNet Systems, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

009417106 (CUSIP Number)

January 19, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. 009417106

1.	Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only). 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 691,200 shares of common stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 691,200 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,200 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.82%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 pages

CUSIP No. 009417106

1.	Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only). 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 691,200 shares of common stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 691,200 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 691,200 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 6.82%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 pages

CUSIP No. 009417106

1.	Names of Reporting Persons. QVT Fund LP I.R.S. Identification Nos. of above persons (entities only). 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 564,590 shares of common stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 564,590 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,590 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.57%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 9 pages

CUSIP No. 009417106

1.	Names of Reporting Persons. QVT Associates GP LLC I.R.S. Identification Nos. of above persons (entities only). 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 564,590 shares of common stock 7. Sole Dispositive Power 0 8. Shared Dispositive Power 564,590 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,590 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.57%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 pages

Item 1	(a).	Name of Issuer AirNet Systems, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices The address of the Issuer’s principal executive offices is: 7250 Star Check Drive, Columbus, Ohio 43217, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).

Citizenship

QVT Financial LP

527 Madison Avenue, 8th Floor

New York, New York 10022

Delaware Limited Partnership

QVT Financial GP LLC

527 Madison Avenue, 8th Floor

New York, New York 10022

Delaware Limited Liability Company

QVT Fund LP

Walkers SPV, Walkers House

P.O. Box 908GT

Mary Street

George Town, Grand Cayman, Cayman Islands

Cayman Islands Limited Partnership

QVT Associates GP LLC

527 Madison Avenue, 8th Floor

New York, New York 10022

Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities The title of the securities is common stock, $.01 par value (the “Common Stock”).

Item 2	(e).	CUSIP Number The CUSIP number of the Common Stock is 009417106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 6 of 9 pages

Item 4.	Ownership.

(a)

Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 564,590 shares of Common Stock. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”), which holds 126,610 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 691,200 shares of Common Stock, consisting of the shares owned by the Fund and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

The Fund beneficially owns 564,590 shares of Common Stock. QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the same number of shares of Common Stock reported by the Fund.

The reported share amounts for each reporting person reflect amounts held as of January 19, 2006, as adjusted for subsequent transactions through the date hereof.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of the 564,590 shares of Common Stock owned by the Fund and the 126,610 shares of Common Stock held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of all shares of Common Stock owned by the Fund, except to the extent of its pecuniary interest therein.

	(b)	Percent of class: See Item 11 of the Cover Pages to this Schedule 13G.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote See item (a) above.

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of See item (a) above.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2006

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

Page 8 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 16, 2006

QVT FINANCIAL LP		QVT FUND LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

QVT FINANCIAL GP LLC		QVT ASSOCIATES GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Lars Bader	By:	/s/ Lars Bader
Name:	Lars Bader	Name:	Lars Bader
Title:	Managing Member	Title:	Managing Member

Page 9 of 9 pages